SunAmerica Asset

Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City NJ 07311-4992

201.324.6378

201.324.6364 Fax

thomas.peeney@sunamerica.com

Thomas D. Peeney

Vice President & Assistant General Counsel

January 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Income Funds (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 57 to
Registration Statement on Form N-1A
Securities Act File No. 033-06502
Investment Company Act File No. 811-04708

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on January 9, 2015 regarding Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 54 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”) filed on November 26, 2014. The Registration Statement contains the Prospectus for the SunAmerica U.S. Government Securities Fund and the SunAmerica Strategic Bond Fund and the combined Statement of Additional Information (“SAI”) for U.S. Government Securities Fund, SunAmerica Strategic Bond Fund and SunAmerica Flexible Credit Fund (each, a “Fund,” and collectively, the “Funds”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Comments Applicable to Both Funds” and “Fund Specific Comments,” and have been grouped accordingly under each category.

James O’Connor, Esq.

January 28, 2015

I.	Prospectus

Comments Applicable to Both Funds

Comment 1:	Please delete the first sentence of footnote (1) in the section entitled “Fund Highlights – Fees and Expenses of the Fund,” describing that purchases of Class A shares of $1 million or more will be subject to a contingent deferred sales charge (CDSC) on redemptions made within two years of purchase.

Response:	The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and also notes that other fund complexes include similar disclosure as footnotes to their fee tables.[1] In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject as a result of an investment in a Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares are not subject to a CDSC. Please also note that similar disclosure is included elsewhere in the Prospectus in accordance with Item 12(a) of Form N-1A.

Comment 2:	Please confirm that the Board has no intention to terminate the contractual waiver disclosed in footnote (2) of the section entitled “Fund Highlights – Fees and Expenses of the Fund” within a year from the effective date of the Registration Statement.

Response:	The Registrant confirms that the Board has no present intention to terminate the contractual waiver within a year from the effective date of the Registration Statement.

Comment 3:	In the section entitled “Fund Highlights – Fees and Expenses of the Fund,” please confirm that the effect of the contractual waiver is shown only for the first year in the Example.

Response:	With respect to the SunAmerica U.S. Government Securities Fund, the Example shows the effect of the contractual waiver in each of the 1-, 3-, 5-, and 10-year periods. With respect to the SunAmerica Strategic Bond Fund, however, the Example does not reflect an adjustment for the contractual waiver because no fees or expenses are currently being waived or reimbursed for the Fund. As

[1]	See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 29, 2014.

(http://www.sec.gov/Archives/edgar/data/1097293/000119312514454754/d815037d485bpos.htm).

James O’Connor, Esq.

January 28, 2015

disclosed in footnote (2) of the section entitled “Fund Highlights – Fees and Expenses of the Fund,” pursuant to an Expense Limitation Agreement, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses, as applicable. The Expense Limitation Agreement will continue in effect indefinitely, unless terminated by the Board, including a majority of the Independent Trustees. SunAmerica may not terminate the Expense Limitation Agreement. The Registrant believes that the presentation in the Example is appropriate and consistent with the requirements of Form N-1A insofar as the Expense Limitation Agreement is expected to continue in effect indefinitely.

Comment 4:	In the first paragraph of the section entitled “Fund Highlights – Principal Risks of Investing in the Fund,” the Staff asks whether the Funds’ shares are sold through insured depository institutions and notes that if they are not, the statement “[s]hares of the Fund are not bank deposits and are not guaranteed or insured by any bank, governmental entity or the Federal Deposit Insurance Corporation” is not required. See Item 4(b)(1)(iii) of Form N-1A. The Staff further notes that if a Fund’s shares are sold through insured depository institutions, this statement should also be included on the front cover.

Response:	Each Fund’s shares may be sold through insured depository institutions and the Funds have included the disclosure in response to Item 4(b)(1)(iii) of Form N-1A. The disclosure is not required by Item 1(a) of Form N-1A to appear on the front cover page. As a result, the Funds respectfully decline to make the suggested change.

Comment 5:	In the subsection entitled “Principal Risks of Investing in the Fund – Active Trading,” please revise the disclosure as suggested by the Staff.

Response:	The Registrant respectfully declines to make the requested changes as it believes the current disclosure is appropriate.

Comment 6:	In the section entitled “Fund Highlights – Performance Information,” please delete the sentence stating that the Table includes all applicable fees and sales charges as the disclosure is neither permitted nor required by
Item 4(b)(2). In addition, please delete footnote (1) to the Table if such disclosure is a hypothetical statement, as it is neither permitted nor required by Item 4(b)(2)(iv)(D). If the disclosure is not a hypothetical statement, it should be added to the end of the following paragraph as indicated by Item 4(b)(2)(iv)(D).

James O’Connor, Esq.

January 28, 2015

Response:	The Registrant respectfully declines to make the requested changes, as it believes the current disclosure is appropriate. The Registrant has not deleted the sentence in the narrative disclosure prior to the Risk/Return Bar Chart and Table for each Fund stating that the Table includes all applicable fees and sales charges as this disclosure is intended to distinguish the returns in the Table from those in the Risk/Return Bar Chart, which do not reflect sales charges. The Registrant has not deleted footnote (1) to the Table because the footnote is an explanation of actual performance information for each Fund and is not a hypothetical statement. Finally, the Registrant respectfully submits that the disclosure presentation is consistent with Item 4(b)(2)(iv)(D) of Form N-1A.

Comment 7:	Please inform the Staff of any efforts that the Funds make to ascertain whether investors have received the discounts to which they are entitled.

Response:	The Registrant notes that in order to receive a waiver or reduction in sales charges under the programs described in the Prospectus, the shareholder must notify the Funds’ Transfer Agent (or financial intermediary through which shares are being purchased) at the time of purchase or notify the Transfer Agent at the time of redeeming shares for those reductions or waivers that apply to CDSCs. Such notification must be provided in writing by the shareholder (or financial intermediary through which shares are being purchased). In accordance with such notifications, the Transfer Agent has controls in place to determine if investors are eligible to receive a reduction or waiver of sales charge.

Comment 8:	Please clarify the last sentence of the paragraph in the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through Your Financial Institution.” The Staff notes that the sentence could be read to mean that, except for limited exceptions, there is no “buying shares through the Funds,” despite the heading of, and disclosure in, the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through the Funds.”

Response:	As described in the Prospectus, except for limited exceptions, the Funds will generally not accept new accounts that are not opened through a Financial Institution.

James O’Connor, Esq.

January 28, 2015

The Registrant has revised the last sentence of the paragraph in the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through Your Financial Institution” to read as follows:

The Funds will generally not accept new accounts that are not opened through a Financial Institution except for accounts opened by current and former Trustees and other individuals who are affiliated with, or employed by an affiliate of, the Funds or any fund distributed by the Distributor, selling brokers and their employees and sales representatives, family members of these individuals and certain other individuals at the discretion of the Fund or its agents~~.~~ as described below under “Opening an Account.”

Comment 9:	Since the Funds may implement their strategies through the use of derivatives, please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”).

Response:	The Registrant considered the Staff observations concerning derivatives set forth in the Miller Letter and believes that its disclosure is consistent with such guidance.

Fund Specific Comments – SunAmerica Strategic Bond Fund

Comment 10:	In the section entitled “Fund Highlights – Principal Investment Strategy and Techniques of the Fund,” please disclose the current percentage of Fund assets invested in “junk” and foreign bonds.

Response:	The Registrant notes that while the Fund’s investments in “junk” and foreign bonds are disclosed as principal investment strategies, the amount invested in such bonds may vary. As a result, the Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate.

Comment 11:	In the section entitled “Fund Highlights – Principal Investment Strategy and Techniques of the Fund,” please disclose the duration of the Fund’s portfolio.

Response:	As described in Prospectus, “…the Fund generally expects to maintain a duration of seven years or less,” although the duration at any given time may vary within this range. Accordingly, the Registrant believes that the current disclosure is appropriate.

Comment 12:	In the subsection entitled “Principal Risks of Investing in the Fund – Interest Rate Fluctuations,” of the Fund,” please tie the Fund’s duration policy into the interest rate risk disclosure. In addition, please provide an illustration of duration risk in the Item 9 disclosure of the impact of a change in rates based on the Fund’s portfolio duration.

James O’Connor, Esq.

January 28, 2015

Response:	In the subsection entitled “Principal Risks of Investing in the Fund – Interest Rate Fluctuations,” the Registrant has revised the disclosure with respect to the SunAmerica Strategic Bond Fund to read as follows:

Interest Rate Fluctuations. Interest rates and bond prices typically move inversely to each other. Thus, as interest rates rise, bond prices typically fall and as interest rates fall, bond prices typically rise. Longer-term and lower coupon bonds tend to be more sensitive to changes in interest rates. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Duration is a measure of interest rate risk that indicates how price-sensitive a bond is to changes in interest rates. Bonds with longer durations are generally more sensitive to interest rate changes than those with shorter durations.

In addition, the Registrant has added the following disclosure defining “duration” in the section entitled “More Information About the Funds – Glossary”:

Duration is a measure of interest rate risk. Duration incorporates a bond’s yield, coupon, final maturity and call features into one number, expressed in years, that indicates how price-sensitive a bond is to changes in interest rates. The value of a fixed-income security with a positive duration will decline if interest rates increase. The longer a fund’s duration, the more sensitive it is to changes in interest rates. For example, the value of a fund with a duration of five years would be expected to fall approximately five percent if interest rates rose by one percentage point and a fund with a duration of two years would be expected to fall approximately two percent if interest rates rose by one percentage point.

Comment 13:	In the section entitled “Fund Highlights – Principal Risks of Investing in the Fund,” please define the term “junk” bonds (i.e., below investment grade debt securities).

Response:	The requested change has been made. The Registrant notes, however, that the following disclosure defining “junk” bonds is included in the section entitled “More Information About the Funds – Glossary”:

James O’Connor, Esq.

January 28, 2015

A high yield (“junk”) bond is a high risk bond that does not meet the credit quality standards of investment grade securities.

Comment 14:	In the subsection entitled “Principal Risks of Investing in the Fund – Foreign Securities Risk,” if the Fund may also invest in emerging market debt, please disclose the specific risks of such securities.

Response:	The Registrant has revised the disclosure in the subsection entitled “Principal Risks of Investing in the Fund – Foreign Securities Risk” to read as follows:

Foreign Securities Risk. By investing internationally, the value of your investment may be affected by fluctuating currency values, changing local and regional economic, political and social conditions, and greater market volatility. In addition, foreign securities may not be as liquid as domestic securities. Moreover, foreign sovereign debt securities are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems; insufficient foreign currency reserves; political, social and economic considerations; or the relative size of the governmental entity’s debt position in relation to the economy. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. These risks are heightened when the issuer is from an emerging market country.

Comment 15:	Please confirm to the Staff that if the Fund writes credit default swaps it will segregate the full notional amount of the credit default swap to cover such obligations. See Investment Company Act Release 10666 (April 19, 1979).

Response:	The Registrant confirms that, if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap.

II.	Statement of Additional Information

Comments Applicable to Both Funds

Comment 16:	To the extent that the Funds will invest in debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law please include disclosure of certain risks suggested by the Staff.

James O’Connor, Esq.

January 28, 2015

Please confirm to the Staff that any OID interest, if material, will be separately identified in the Fund’s financial statements. See Rule 6-07(1) of Regulation S-X. The Funds’ Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See AICPA Audit Risk Alert, Investment Companies Industry Developments—2011/12 at 86.

Response:

Risk disclosure similar to that requested by the Staff with respect to debt securities that contain original issue discount is currently included in the SAI. See, e.g., page 9 (“Investment Objectives and Policies – Zero-Coupon Securities”) and page 28 (“Investment Objectives and Policies – High-Yield, High-Risk Securities – Taxes”).

The Registrant confirms that it will comply with any applicable requirements of Rule 6-07(1) of Regulation S-X and other applicable accounting guidance with respect to the presentation of its financial statements.

Comment 17:	With respect to the fundamental investment restriction on borrowing money (no. 2) in the section entitled “Investment Restrictions,” please clarify that each Fund will comply with Section 18(f)(1) of the 1940 Act with respect to all of its borrowings, except to the extent the borrowing qualifies under Section 18(g) of the 1940 Act.

Response:	The Registrant believes the language is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act.
Section 18(f)(1) provides, in part, that a registered open-end investment company can borrow, provided that immediately after the borrowing, there is asset coverage of at least 300% for all borrowings. Section 18(g) allows a fund to borrow additional amounts up to 5% of its total assets for temporary purposes. While the current disclosure in this section of the SAI (and in the “More Information About the Funds” and “Borrowing and Leverage” sections of the Prospectus and SAI, respectively) delineates particular percentage limits in connection with temporary or emergency borrowing and borrowing for investment purposes, the limits described (up to 33 1/3% of total assets for temporary or emergency purposes, and up to 50% of net

James O’Connor, Esq.

January 28, 2015

assets for investment purposes) are each consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Notably, aside from the additional 5% allowance permitted under 18(g) for temporary borrowings, funds are permitted to borrow up to the 33 1/3% of total assets (50% of net assets) under Section 18(f)(1). Accordingly, while there may be some repetition in the manner in which the Funds’ current investment policies (including its fundamental investment restrictions) describe each Fund’s borrowing limits, the Registrant believes that the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act.

Comment 18:	Please disclose how, with respect to the issuance of senior securities, the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666 (April 19, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (July 2, 1996).

Response:	The Registrant acknowledges and confirms that any investments or transactions involving leverage in the context of Section 18 of the 1940 Act need to be made consistent with the requirements of the 1940 Act and applicable SEC and Staff guidance.

Comment 19:	In the section entitled “Investment Restrictions,” please clarify that the Funds’ pledging of assets to secure borrowings (restriction no. 2) will comply with applicable SEC and Staff guidance.

Response:	The Registrant acknowledges and confirms that the Fund’s pledging of assets to secure borrowings will comply with applicable SEC and Staff guidance.

Comment 20:	In the section entitled “Investment Restrictions,” please revise the fundamental investment restriction relating to concentration (restriction no. 3) to reflect the concentration limit applicable to open-end funds.

Response:	The Registrant respectfully submits that the Funds’ fundamental restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Funds do not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Funds’ policy with respect to concentration of

James O’Connor, Esq.

January 28, 2015

investments, as disclosed in the SAI, states that each Fund will not concentrate its investments in “a single industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. As noted above, the 1940 Act, as well as Form N-1A, require a policy with respect to a particular industry or group of industries. The Registrant submits that use of the term “or” in this context indicates that a Fund must have a concentration policy with respect to particular industries or groups of industries. Further, the SEC has indicated that a policy not to concentrate investments is a “policy not to invest more than 25% of …assets in any one industry.”[2] (emphasis added). In addition, the Funds’ concentration policy is consistent with concentration policies of other fund complexes.[3]

Comment 21:	In the subsection entitled “Trustees and Officers – Disinterested Trustees,” please add the phrase “During Past 5 Years” to the title of the last column of the Trustee table.

Response:	The requested change has been made.

Fund Specific Comments – SunAmerica Strategic Bond Fund

Comment 22:	In the subsection entitled “Investment Objective and Policies – Catastrophe Bonds,” please disclose to what extent the Fund may invest in catastrophe bonds. Please explain how the Fund will cover the economic exposure created by such an investment.

Response:	The Registrant notes that to the extent the Fund invests in catastrophe bonds, they are non-principal investments. The Registrant therefore believes that the current disclosure regarding catastrophe bonds in the SAI is appropriate. The Registrant is not aware of any requirement to “cover” the economic exposure provided by investing in catastrophe bonds.

[2]	See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).
[3]	See, e.g., Fidelity Aberdeen Street Trust, Registration Statement filed on Form N-1A on May 29, 2014 (http://www.sec.gov/Archives/edgar/data/880195/000088019514000624/aberdeen_main.htm); Franklin Templeton International Trust, Registration Statement filed on Form N-1A on September 27, 2013 (http://www.sec.gov/Archives/edgar/data/876441/000137949113000998/filing1478.htm).

James O’Connor, Esq.

January 28, 2015

Tandy Representations

In connection with the Staff’s review of the Registration Statement, the Registrant acknowledges that, with respect to filings made by Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

********

Should you have any questions concerning the above, please call the undersigned at (201) 324-6378.

Sincerely,

/s/ Thomas D. Peeney
Thomas D. Peeney

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP